Filed by Allied World Assurance Company Holdings, AG
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: Transatlantic Holdings, Inc.
Commission File No.: 1-10545
The following is a transcript of the Q&A session which followed the joint investor conference call held by Transatlantic Holdings, Inc. and Allied World Assurance Company Holdings, AG on June 13, 2011.
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Additional Information about the Proposed Merger and Where to Find It
This communication relates to a proposed merger between Transatlantic and Allied World that will become the subject of a registration statement, which will include a joint proxy statement/prospectus, to be filed with the U.S. Securities and Exchange Commission (the “SEC”) that will provide full details of the proposed merger and the attendant benefits and risk. This communication is not a substitute for the joint proxy statement/prospectus or any other document that Transatlantic or Allied World may file with the SEC or send to their shareholders in connection with the proposed merger. Investors and security holders are urged to read the registration statement on Form S-4, including the definitive joint proxy statement/prospectus, and all other relevant documents filed with the SEC or sent to shareholders as they become available because they will contain important information about the proposed merger. All documents, when filed, will be available free of charge at the SEC’s website (www.sec.gov). You may also obtain these documents by contacting Transatlantic’s Investor Relations department at Transatlantic Holdings, Inc., 80 Pine Street, New York, New York 10005, or via e-mail at investor_relations@transre.com; or by contacting Allied World’s Corporate Secretary, attn.: Wesley D. Dupont, at Allied World Assurance Company Holdings, AG, Lindenstrasse 8, 6340 Baar, Zug, Switzerland, or via e-mail at secretary@awac.com. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval.
Participants in the Solicitation
Transatlantic, Allied World and their respective directors and executive officers may be deemed to be participants in any solicitation of proxies in connection with the proposed merger. Information about Transatlantic’s directors and executive officers is available in Transatlantic’s proxy statement dated April 8, 2011 for its 2011 Annual Meeting of Stockholders. Information about Allied World’s directors and executive officers is available in Allied World’s proxy statement dated March 17, 2011 for its 2011 Annual Meeting of Shareholders. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the merger when they become available. Investors should read the joint proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions.
Cautionary Statement Regarding Forward-Looking Statements
This communication contains “forward-looking statements” within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 that are not limited to historical facts, but reflect Transatlantic’s and Allied World’s current beliefs, expectations or intentions regarding future events. Words such as “may,” “will,” “could,” “should,” “expect,” “plan,” “project,” “intend,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “pursue,” “target,” “continue,” and similar expressions are intended to identify such forward-looking statements. These forward-looking statements include, without limitation, Transatlantic’s and Allied World’s expectations with respect to the synergies, costs and other anticipated financial impacts of the proposed transaction; future financial and operating results of the combined company; the combined company’s plans, objectives, expectations and intentions with respect to future operations and services; approval of the proposed transaction by stockholders and by governmental regulatory authorities; the satisfaction of the closing conditions to the proposed transaction; and the timing of the completion of the proposed transaction.
All forward-looking statements involve significant risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements, many of which are generally outside the control of Transatlantic and Allied

World and are difficult to predict. Examples of such risks and uncertainties include, but are not limited to, (1) the possibility that the proposed transaction is delayed or does not close, including due to the failure to receive required stockholder or regulatory approvals, the taking of governmental action (including the passage of legislation) to block the transaction, or the failure of other closing conditions, and (2) the possibility that the expected synergies will not be realized, or will not be realized within the expected time period, because of, among other things, uncertainties relating to economic conditions, financial and credit market conditions, cyclical industry conditions, credit quality, government, regulatory and accounting policies, volatile and unpredictable developments (including natural and man-made catastrophes), the legal environment, legal and regulatory proceedings, failures of pricing models to accurately assess risks, the reserving process, the competitive environment in which Transatlantic and Allied World operate, interest rate and foreign currency exchange rate fluctuations and the uncertainties inherent in international operations.
Transatlantic and Allied World caution that the foregoing list of factors is not exclusive. Additional information concerning these and other risk factors is contained in Transatlantic’s and Allied World’s most recently filed Annual Reports on Form 10-K, subsequent Quarterly Reports on Form 10-Q, recent Current Reports on Form 8-K, and other SEC filings. All subsequent written and oral forward-looking statements concerning Transatlantic, Allied World, the proposed transaction or other matters and attributable to Transatlantic or Allied World or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above. Neither Transatlantic nor Allied World undertakes any obligation to publicly update any of these forward-looking statements to reflect events or circumstances that may arise after the date hereof.

QUESTION AND ANSWER SECTION
Operator: [Operator Instructions] The first question comes from Keith Walsh of Citi.
<Q — Keith Walsh — Citigroup Global Markets (United States)>: Hey, good morning gentlemen. First off congratulations to Bob Orlich on a really long great career and then I’ve got a few questions. First for Transatlantic holders, this kind of gets the stock I guess to $51 which where it was two months ago still well below book, maybe if you could talk about is there a break-up fee associated with this if a better offer is presented and then I’ve got a couple of follow-ups.
<A — Scott Carmilani — Chairman, President & Chief Executive Officer (Allied World Assurance Company Holdings, AG)>: Yes, there is a going work — Keith working backwards, there is a break-up fee as part of the merger agreement. And while it does bring the deal back to $51 a share, we’re making incremental steps right? Mike, you want to add to that?
<A — Michael Sapnar — EVP, Chief Operating Officer (Transatlantic Holdings, Inc.)>: Yeah, first of all, yeah, we are not selling the company. This is a merger of equals. The valuation is in line with our peers and we are getting a 16% premium which is not common in a MOE transaction where — for the larger entity. So I think the fact that we are not selling the company, we are getting a premium as the larger entity and the valuation is in line with peers, we think that’s a good story.
<Q — Keith Walsh — Citigroup Global Markets (United States)>: And what is that break-up fee, if you could just let us know that?
<A — Scott Carmilani — Chairman, President & Chief Executive Officer (Allied World Assurance Company Holdings, AG)>: Yes, Wes, would you like to?
<A — Wesley Dupont — Secretary, Executive VP & General Counsel (Allied World Assurance Company Holdings, AG)>: Sure, in certain termination situations, the break-up fee would be $115 million.
<Q — Keith Walsh — Citigroup Global Markets (United States)>: Okay. Then the next question just on the EPS accretion, the $80 million run rate that you talked about, is that — is all that cost or is the tax benefits included in that and if you can just give a little more color around the tax benefits?
<A — Scott Carmilani — Chairman, President & Chief Executive Officer (Allied World Assurance Company Holdings, AG)>: Steve Skalicky, our CFO is here, let me ask him to elaborate a little bit.
<A — Steven Skalicky — EVP, Chief Financial Officer (Transatlantic Holdings, Inc.)>: Yeah, we haven’t broken up the pieces between the expected expenses and the tax benefit, but it does include tax benefit and a lot of that will have to be worked out going forward, we’re still early in the deal.
<Q — Keith Walsh — Citigroup Global Markets (United States)>: Okay. And then lastly around the reserves, you mentioned two firms independently look at reserving for both companies and now there’s to be fair a lot of IBNR here. Maybe if you can give us a lot of color around the stress testing that went on within both companies and maybe differences in methodology and I will stop there? Thanks.
<A — Scott Carmilani — Chairman, President & Chief Executive Officer (Allied World Assurance Company Holdings, AG)>: Jack Sennott is here. And let me ask him to answer that question. Jack?
<A — John Sennott — Chief Corporate Strategy Officer & Executive VP (Allied World Assurance Company Holdings, AG)>: So, each company did independent reviews on each other’s reserves through third-party firms. We also had our own actuaries both look at each side. So, in addition to looking at what I think is a lot of data for both organizations, we clearly looked through some key aspects. So, we focused on the recent property cat activity that we’ve seen around the globe and looked at both companies’ reserve capacity there. We looked at going back to the financial and credit crisis 2007- 2008 period to make certain that each company was comfortable on that perspective. And obviously with the number of lines from casualty perspective, we got comfortable with that as well. We looked at pricing, we looked at inflation assumptions, and then for us looking at Transatlantic since they have more history, we went back and looked at the 1985 and prior type of results as well.

Once we did that and started to bring the organizations together, we did — both companies brought together the enterprise risk teams and looked at performing a pro forma economic capital model. And one of the great kind of structural benefits out of this is kind of the volatility benefit that you get by bringing these two books of business together. One of the slides that Mike went through shows you the balance between short and long-tail duration liability in that regard.
<A — Michael Sapnar — EVP, Chief Operating Officer (Transatlantic Holdings, Inc.)>: And, yeah, just to add from a Transatlantic perspective, we have a — while the assumed premium is not very large, we actually are in a fair number of Allied World treaties and have been for a while, so we had audits, claims reports, and historical discussions over expected loss ratios on those businesses over the past five years. That would touch almost 80% of the U.S. exposed premium that is coming into the combined company. So we had a very good feel about the reserves on those lines.
<A — Scott Carmilani — Chairman, President & Chief Executive Officer (Allied World Assurance Company Holdings, AG)>: Yeah, Keith, just to wrap up that question and add more color, this is Scott. We have the external advisors stress test the pre-86 reserves that Jack mentioned. We did some stress test around the financial institutions crisis from 2007 to 2008. We also took a real hard look at the recent cat activity at the end of 2010, early 2011 and looked at the adequacy of those reserves. I should point out that our own guys did some stress testing to our own economic capital models on each other’s books. So, we feel pretty confident about what we’re looking at and what we’ve got.
<Q — Keith Walsh — Citigroup Global Markets (United States)>: Yeah. Thanks a lot, gentlemen.
Operator: The next question is from Matthew Heimermann of JPMorgan.
<Q — Matthew Heimermann — JPMorgan Securities LLC>: Couple of questions. First, just would you mind first giving us a little bit more color on the background? I know I think especially on the TRH case, I think strategically thinking about potentially something that got the company offshore isn’t necessarily ground-breaking but just be curious to hear both sides perspective on that.
And then two other quick numbers questions. Would be curious whether or not you could talk a little bit about where one-in-100 or one-in-250 PML would be for the combined company and how that risk threshold might look on an ongoing basis, as well as just to put into perspective some of the opportunities that Mike Sapnar discussed? And then also just if the premium overlap, if we just look at Schedule F for TRH, is that going to — will that give us the right number for premium overlap or is there anything that would be missed there?
<A — Robert Orlich — President, Chief Executive Officer & Director (Transatlantic Holdings, Inc.)>: Well, it’s Bob Orlich, let me start in the beginning — hello Matt, by the way.
<Q — Matthew Heimermann — JPMorgan Securities LLC>: Hi, Bob.
<A — Robert Orlich — President, Chief Executive Officer & Director (Transatlantic Holdings, Inc.)>: We’re — as you know from our prior calls, we have several items that we were looking to achieve in a merger, one of which was re-domestication but that’s certainly not the only one. We were also interested in getting closer to the business through either a primary company and/or a different distribution system. I think this certainly helps in that regard. It allows us to have capital overseas where frankly we believe we need it. It goes a long way towards solving Solvency II issues, so I think there is a lot of things at play. And probably the best thing that from my point of view was how well the respective teams were able to get together in a common ground and with a common language and get over a lot of the other issues that oftentimes get in the way of a good deal. So, we are extremely pleased with the merger. We think from — certainly from Transatlantic’s point of view, it creates a lot more value potential and I’m sure Allied World feels the same way.
<A — Scott Carmilani — Chairman, President & Chief Executive Officer (Allied World Assurance Company Holdings, AG)>: Yeah, Matt, from my perspective, page nine says a lot of it in the presentation when it goes through the complementary fits of products and what each side receives. That’s a good slide that really reiterates that. And on top of that we have always been driving and think that internationally the reinsurance model is a better fit in a soft and weak economy and gives you a better spread and better access to the business in emerging markets.
It gives us size and scale, which no one can argue is a bad thing. And it gives us the right team that we can work with. And when you combine all those things with diversification by products and geography, that kind of gives you all the tools in the chest that you can work with. For your question on the one-in-100, one-in-250 PMLs, we did do a fair amount of work on that even though we have only been working on this for a few months now and we have looked at the impact for the new models as they’ve been coming out both pre and post.
What I can tell you that separately and combined, we are still looking at less than 20% of our capital being exposed and when you go zone by zone and you break it down further in lot of areas and a lot of zones, we are much less than that. So, there is still more work to be done there, quite a bit more. We wouldn’t pretend to say we’ve got that all figured out. Remember this deal is not going to close till the fourth quarter, so I think for this year you can expect — since we’re already in June and working on July renewals, that business is pretty much the way it is for 2011. And we will be working very closely together on the 1/1 business for next year as to how we deploy that capital in which zones, for which clients, which cedants and how it works as we come together.
<A — Michael Sapnar — EVP, Chief Operating Officer (Transatlantic Holdings, Inc.)>: Right, and I think it’s important to note that in that analysis, we were pretty conservative in the assumptions and we even looked at it via the intercompany quota share that Allied World currently has and we are still well within the 20% tolerances that both companies used as our metric. Allied World used total capital, Transatlantic used shareholders’ equity. But we have — we will have — we anticipate having room if market conditions dictate ability to expand. I think one of the powerful things about the company is property cat loss activity outside of what’s budgeted or what have you should not have really devastating impact on earnings.
Obviously, it’s going to hurt, but with the investment size of the portfolio and the breadth of the products, we believe we can provide a much less volatile type of earnings pattern with significant exposure to a line of business that frankly has produced attractive ROEs for the industry, first quarter notwithstanding. Some of the other things that Transatlantic gets, being a long-time casualty writer, we’ve come up — cedants are continually more aware of counterparty credit limits and exposures so as collectibles build up on balance sheet that becomes a discussion point. A bigger balance sheet gives us a lot more flexibility in those discussions. And I think we have found certainly in the last five years a lot of our larger cedants wanting to keep more and more of the low limit, less volatile business and ceding more of the higher limits, less predictable stuff, which is natural. The combination gives Transatlantic access to that less volatile low-limit business to balance the portfolio and in many cases, business we’re just not seeing currently.
As far as the premium overlap, again, if you could look at scheduled assets, it’s not a big number in terms of the actual treaties that we write. We did look also with the top 70 — top 75 treaties, I think, from Transatlantic’s portfolio to see where there was common reinsurance overlap. And, again, it came away with only, I think, eight accounts in that group that we had same line sizes on and we feel — in some of those cases, we feel strongly that we’ll be able to maintain the combined line sizes of the two companies.
Again, this kind of underscores one of the things that Allied World is getting in the international reinsurance franchise. There is not a lot of overlap there and a lot of our larger cedants in terms of premium are outside the U.S. So there is less overlap.
<Q — Matthew Heimermann — JPMorgan Securities LLC>: That’s helpful. And then just maybe, Bob or Scott, can you just also elaborate on how — to what degree you scoured the landscape, I guess, before you ended up with each other or as part of the process?
<A — Scott Carmilani — Chairman, President & Chief Executive Officer (Allied World Assurance Company Holdings, AG)>: Well, I’m not going to elaborate too much on that, but I think both firms have been going through strategic discussions on their own separately and we always evaluate bolt-ons, add-ons, teams, companies, jurisdictions, and strategic transformational ideas. We’ve learned through this process that we were both high on each other’s list of potential transformational opportunities and it came together, late winter, early spring.
<A — Robert Orlich — President, Chief Executive Officer & Director (Transatlantic Holdings, Inc.)>: I would echo that; we were both on each other’s shortlist.
<Q — Matthew Heimermann — JPMorgan Securities LLC>: Fair enough. Thanks.
<A — Robert Orlich — President, Chief Executive Officer & Director (Transatlantic Holdings, Inc.)>: Thanks, Matt.
Operator: The next question is from Jay Gelb of Barclays Capital.

<Q — Jay Gelb — Barclays Capital, Inc.>: Thanks and good morning. Should we expect any purchase GAAP adjustments when the deal closes?
<A — Steven Skalicky — EVP, Chief Financial Officer (Transatlantic Holdings, Inc.)>: Yeah, it will be — obviously, you have to do some purchase accounting. And, I think, as we indicated Transatlantic would be deemed acquired for accounting purposes. So the balance sheet of Allied would be fair value. One area that we did take into account is the goodwill that’s carried on Allied’s books and we’re expecting that that would be eliminated in that exercise.
<Q — Jay Gelb — Barclays Capital, Inc.>: Any preliminary view on what the — as opposed to just putting the two companies’ balance sheet together currently, what will be — if you are fair value at today, what will be the impact of book value per share?
<A — Steven Skalicky — EVP, Chief Financial Officer (Transatlantic Holdings, Inc.)>: Well, as you know, in order to fair value it on a full-GAAP basis, you’ve got to do extensive studies as to what the intangibles are for an insurance company, but on the surface, we are assuming that those are not going to be significant adjustments. But there is a lot more work that has to be done before we finalize that.
<Q — Jay Gelb — Barclays Capital, Inc.>: I understand. And then if I — I mean, going back to former transaction, Travelers, St. Paul; they had a reserve charge, sort of, when the deal closed due to deferring reserve methodologies. And I just want to get a — confirm from both companies that you shouldn’t be expecting anything like that?
<A — Steven Skalicky — EVP, Chief Financial Officer (Transatlantic Holdings, Inc.)>: I think we’ve discussed that and we’ve indicated that the philosophies are quite similar. A lot of work has been done in that area already. So, we are not expecting anything.
<Q — Jay Gelb — Barclays Capital, Inc.>: Okay. And then what needs to be completed from a shareholder vote perspective? Do both companies need to approve the transaction?
<A — Scott Carmilani — Chairman, President & Chief Executive Officer (Allied World Assurance Company Holdings, AG)>: Wes, can you handle that?
<A — Wesley Dupont — Secretary, Executive VP & General Counsel (Allied World Assurance Company Holdings, AG)>: Yeah, sure. Both companies will have to approve the transaction as part of the closing process.
<Q — Jay Gelb — Barclays Capital, Inc.>: Okay, that’s great. And any jurisdictional issues that need to still be worked out?
<A — Wesley Dupont — Secretary, Executive VP & General Counsel (Allied World Assurance Company Holdings, AG)>: There are a few customary regulatory approvals we will have to get from an anti-trust perspective as well as an insurance regulatory perspective. We’ve reached out to a number of our insurance regulators already. We wouldn’t anticipate any issues in that regard at this point in time and we’d be hopeful to have all of the regulatory sign-offs we need in the next 120 days.
<Q — Jay Gelb — Barclays Capital, Inc.>: Right, thank you.
<A — Scott Carmilani — Chairman, President & Chief Executive Officer (Allied World Assurance Company Holdings, AG)>: Our pleasure.
Operator: The next question is from Mike Nannizzi of Goldman Sachs.
<Q — Michael Nannizzi — Goldman Sachs & Co.>: Thank you. Just a quick question if I could. So on the $50 million to $80 million of expense save, imagine that includes a tax benefit of new jurisdiction and if it does, does that mean that you think you’ll be able to fully harvest that tax benefit in a couple of years?
And then just kind of on that topic, can you just walk us through how the process was, given that TRH’s capital is in the U.S.? You have that muni book and how we should think about portfolio optimization towards that new structure?

<A — Scott Carmilani — Chairman, President & Chief Executive Officer (Allied World Assurance Company Holdings, AG)>: Yeah, Mike, you’re little ahead of the game and ahead of yourself on that question. We’ve talked about that quite intensively internally and how we should respond to that, because you can understand that the investment portfolio and the size that it is, you don’t snap your fingers and move it overnight, especially when you have jurisdictional issues and regulatory issues what we spoke to.
So there is a incremental time that has to work through its normal process. And we will be working through that, but if you’re trying to figure out effective tax rate, you can look at Allied World’s effective tax rate and then you can look at Transatlantic’s effective tax rate as it is today, blend the two and weight them, and that will give you an idea of where it come from in the beginning and we’ll work towards the lower number over time as we — as it makes sense and as business moves and reserves move with the business.
<Q — Michael Nannizzi — Goldman Sachs & Co.>: Okay, great. Thanks.
Operator: Next, we have a question from Dean Evans of KBW.
<Q — Dean Evans — Keefe, Bruyette & Woods, Inc.>: Yeah. Thanks, good morning. I guess I was first wondering what if any protections do you sort of have in place as we sit here in the early stages of Atlantic hurricane season? What catastrophe protections, in case there is a big event or if there is substantial development on any of the other recent events, are there in place?
<A — Michael Sapnar — EVP, Chief Operating Officer (Transatlantic Holdings, Inc.)>: Other than our excellent underwriting?
<Q — Dean Evans — Keefe, Bruyette & Woods, Inc.>: Yes, of course.
<A — Scott Carmilani — Chairman, President & Chief Executive Officer (Allied World Assurance Company Holdings, AG)>: Yes, Dean, I assume you mean in the actual merger agreement itself, so Wes why don’t you talk about that.
<A — Wesley Dupont — Secretary, Executive VP & General Counsel (Allied World Assurance Company Holdings, AG)>: Yeah. I guess the best way I could answer that is to say that really this transaction has been signed up in a way that risk is transferring as of yesterday when the deal was signed. Unless there is a real disparate treatment in terms of the industry and what one company’s result is versus the industry, there really wouldn’t be an out in this transaction.
<A — Scott Carmilani — Chairman, President & Chief Executive Officer (Allied World Assurance Company Holdings, AG)>: Dean, let me explain that. If you look at page 13 in the group where it compares our catastrophe losses against the peer group, both companies individually are pretty much at the low end of exposure and experience over the last two years. Even if you were to put that chart up against the actual capital separately and together, we’re still at the low end of that peer group. So, we feel that combining them now, pre and post the deal, we are pretty comfortable that our exposures and then our results, no matter what, will be at the low end of any peer group’s experience this year.
<A — Michael Sapnar — EVP, Chief Operating Officer (Transatlantic Holdings, Inc.)>: And just for people on the call not totally familiar with Transatlantic as respect to Japan, we have reserved almost all of our aggregate as respects our retro portfolio and our excess of loss book. And in addition, we are not large property risk writers as opposed to property cat. So we think there is a limited exposure to Transatlantic from business interruption standpoint. So l think that provides a fair amount of comfort about the Japanese number we are having.
<Q — Dean Evans — Keefe, Bruyette & Woods, Inc.>: Perfect, that’s very helpful color. Second area I wanted to touch on is what — obviously, we are in the early stages of this type of thing, but what are you thinking about and what have you sort of put in place as far as retention of some of the key employees? Obviously, that’s — one of selling points of the deal is that you do have a deeper bench. What have you done and what will you be doing to kind of ensure that you keep it that way?
<A — Scott Carmilani — Chairman, President & Chief Executive Officer (Allied World Assurance Company Holdings, AG)>: Yeah, not to over alarm our own employees who could be listening in to this call, Mike and I and legal and HR have been working very diligently, I’d like to let everyone know that we have been working every day over the weekend on that subject and we’ll be working on it every day over the next couple of weeks on that subject to ensure that we keep the majority of both staffs in place and together.

<A — Michael Sapnar — EVP, Chief Operating Officer (Transatlantic Holdings, Inc.)>: Yeah, there is not a lot of I think overlap from that standpoint, because of the insurance versus reinsurance arms of our franchises that are coming together here. So, as Scott points out, we’d like to get with our employees before we start talking about all this other stuff. But we feel good about the transaction and how good the fit is and why we think everyone’s going to be excited and I mean everyone.
<Q — Dean Evans — Keefe, Bruyette & Woods, Inc.>: Okay. And I guess last thing, if I could, we’ve talked a little bit about shareholders vote, but do you have a timetable for when that will happen?
<A — Wesley Dupont — Secretary, Executive VP & General Counsel (Allied World Assurance Company Holdings, AG)>: I think we’d be hopeful, assuming no issues, that we’d get to a shareholder vote for both companies by mid-September.
<Q — Dean Evans — Keefe, Bruyette & Woods, Inc.>: Perfect. Thank you.
<A — Scott Carmilani — Chairman, President & Chief Executive Officer (Allied World Assurance Company Holdings, AG)>: Sure.
<A — Robert Orlich — President, Chief Executive Officer & Director (Transatlantic Holdings, Inc.)>: Thank you.
Operator: The next question is from John Hall of Wells Fargo.
<Q — John Hall — Wells Fargo Advisors LLC>: Good morning and congratulations to you Bob.
<A — Robert Orlich — President, Chief Executive Officer & Director (Transatlantic Holdings, Inc.)>: Thank you.
<Q — John Hall — Wells Fargo Advisors LLC>: I have just got a few clean-up sort of questions. Mike, on page six, the slide that you showed in terms of business mix from 2010, what’s the expectation going forward? Is FI going to look pretty similar in 2012?
<A — Michael Sapnar — EVP, Chief Operating Officer (Transatlantic Holdings, Inc.)>: Well, I would say, it would depend on market conditions always as to how the mix of business would change. But we are going to retain a specialty focus for sure. And I think we are always looking to grow that part of the pie and property cat as well depending on market conditions. Neither company philosophically has been big players in workers’ comp or commercial auto or some of the longer tail stuff. I think, as market opportunity opens up, we have the flexibility to capitalize on that, but if anything I think you would see the specialty and the property cat places grow.
<Q — John Hall — Wells Fargo Advisors LLC>: Great. And I guess it’s probably safe to assume that capital management is off the table until the transaction closes, but once it closes, could you just give us a sense of what you might be thinking?
<A — Scott Carmilani — Chairman, President & Chief Executive Officer (Allied World Assurance Company Holdings, AG)>: Well, we tried to do that in the presentation. As you know, both companies have had a pretty good run rate of returning capital over the last 18 months and been very diligent about that and I think done an admirable job. But this is a dynamic world we’re in and it’s a very quickly moving economy. We don’t know where the marketplace will be a year from now or 18 months from now. We know where it should be and where it could be, but until we start seeing great signs of recovery for the business and for the economy, you can expect that we’ll be paying as much attention to that aspect of it as we have before.
<Q — John Hall — Wells Fargo Advisors LLC>: Okay, great. I’ll be more specific then. The ROE expansion that you talk about in the presentation, does that assume any capital management and how much?
<A — Scott Carmilani — Chairman, President & Chief Executive Officer (Allied World Assurance Company Holdings, AG)>: No, it does not assume any capital management between now and the next six months from now.
<Q — John Hall — Wells Fargo Advisors LLC>: Great, thank you on that. And then as far as the presentation also went, not many mergers tout executive compensations as an expense saving area. So I was just wondering what you meant by that?

<A — Scott Carmilani — Chairman, President & Chief Executive Officer (Allied World Assurance Company Holdings, AG)>: Well, the reality is you have one CEO retiring. So there is one of those. There is one CFO, there is one of each of the Section 16 officers, right. But from a business perspective, we don’t see a lot of the — a lot of overlap there, as Mike had mentioned. And this is not an exercise in grabbing the capital cheap and gutting the firm, this is an exercise and it’s keeping as much of that intact as we can.
<Q — John Hall — Wells Fargo Advisors LLC>: Okay, so it’s not a change in the methodology of compensation, but more in the number of executives there?
<A — Scott Carmilani — Chairman, President & Chief Executive Officer (Allied World Assurance Company Holdings, AG)>: That’s right.
<Q — John Hall — Wells Fargo Advisors LLC>: Okay, great. Thanks very much.
<A — Robert Orlich — President, Chief Executive Officer & Director (Transatlantic Holdings, Inc.)>: Okay. Thanks, John.
Operator: The next question is from [ph] Tony Reiner (48:49) of Cantor Fitzgerald.
<Q>: Hi, it’s [ph] Tony Reiner (48:52). How are you?
<A — Scott Carmilani — Chairman, President & Chief Executive Officer (Allied World Assurance Company Holdings, AG)>: Good morning.
<A — Robert Orlich — President, Chief Executive Officer & Director (Transatlantic Holdings, Inc.)>: Good morning.
<Q>: Can you just clarify your dividend treatment on both cases, please? If you did, I apologize; it’s been a busy morning.
<A — Scott Carmilani — Chairman, President & Chief Executive Officer (Allied World Assurance Company Holdings, AG)>: We’ve clarified the dividend treatment on both cases...
<Q>: Or both companies, I understand on the slide there is a — it’s going to be a pro rata dividend of $0.375, which is a increased dividend for TRH. Can you tell me until deal close, is there going to be an insurance dividend or how are dividends get treated from now until close, I mean, going forward please?
<A — Scott Carmilani — Chairman, President & Chief Executive Officer (Allied World Assurance Company Holdings, AG)>: There is no special dividend between now and then, and Allied World currently has $0.375 dividend per quarter and Transatlantic is slightly lower, I think $0.22 per quarter.
<Steven Skalicky — EVP, Chief Financial Officer (Transatlantic Holdings, Inc.)>: Right.
<A — Scott Carmilani — Chairman, President & Chief Executive Officer (Allied World Assurance Company Holdings, AG)>: So, post transaction, we are going to use the $1.50 or $0.375 per share, which will be an increase in the dividend for Transatlantic shareholders and a constant dividend, because we just upped ours a few months ago at Allied World, which give us a little over 2% yield, I believe, 2.5%.
<Q>: Got you. So when is Allied supposed to go ex next, I’m sorry?
<A — Scott Carmilani — Chairman, President & Chief Executive Officer (Allied World Assurance Company Holdings, AG)>: Our next dividend basically?
<A — John Sennott — Chief Corporate Strategy Officer & Executive VP (Allied World Assurance Company Holdings, AG)>: Yeah. We don’t have that one with us. So we will follow up with that afterwards and I think it’s probably posted on our website but we will get it posted as a follow-up.
<Q>: Okay. And is there any treatment for a coordination of dividends if deal closes in between in our timing of one and the other?

<A — Scott Carmilani — Chairman, President & Chief Executive Officer (Allied World Assurance Company Holdings, AG)>: I don’t believe so.
<Q>: So, it’s possible subject to when the actual deal closes that, one company shareholders will get one or more dividend or will get one more or maybe one less than the other company’s, this is a merger of equals?
<A — Scott Carmilani — Chairman, President & Chief Executive Officer (Allied World Assurance Company Holdings, AG)>: Well, we are looking at a December closing, right, so each company will pay its third quarter dividend and then likely the fourth quarter dividend doesn’t get paid till early 2012, right. So, I think we’ll still — there will be a combined dividend at that point. So I think the second and third quarter dividends will be paid as regular course. I’m getting a nod from Steve Skalicky that my answer is correct.
<Q>: Understood. So if it closes in the fourth quarter, it’s still going to be treated as subject to timing, you’re not going to coordinate the fourth quarter, suppose if it closes in between the two in the fourth quarter, how is it going to be treated? You understand what I’m getting at?
<A — Scott Carmilani — Chairman, President & Chief Executive Officer (Allied World Assurance Company Holdings, AG)>: Yeah. We haven’t even worked on that, Steve is going to comment.
<A — Steven Skalicky — EVP, Chief Financial Officer (Transatlantic Holdings, Inc.)>: Yeah, I think it would depend on the timing of the closing and we really haven’t gone that far, but all of our dividends are declared and payable clearly well in advance. So, you will know what those dates are as we go through our regular Board meeting.
<A — Scott Carmilani — Chairman, President & Chief Executive Officer (Allied World Assurance Company Holdings, AG)>: I guess there is a potential one month discussion.
<A — Steven Skalicky — EVP, Chief Financial Officer (Transatlantic Holdings, Inc.)>: Yeah.
<Q>: Okay. I’ll take a look and maybe I’ll follow-up after the call. And I appreciate your time and congratulations.
<A — Steven Skalicky — EVP, Chief Financial Officer (Transatlantic Holdings, Inc.)>: Thank you.
<A — Robert Orlich — President, Chief Executive Officer & Director (Transatlantic Holdings, Inc.)>: Thank you.
<Q>: Yeah, thanks.
Operator: The next question is from Ian Gutterman of Adage Capital.
<Q — Ian Gutterman — Adage Capital Advisors LLC>: Hi, guys, a few ones to clarify. The credit rating, I know some of the issues have already put out some comments, but I guess in particular, if Transatlantic does not keep the A+, does that cause any concern for their reinsurance book?
<A — Michael Sapnar — EVP, Chief Operating Officer (Transatlantic Holdings, Inc.)>: Well, you always rather have a higher rating. I don’t think — we did talk about this internally when looking at the merger. Long story short is, no, we think we’d be fine at an A rating. There are certain countries like Australia, where there is capital charges for cedants based on ratings issues and obviously sometimes your counterparty credit between companies can be affected by it. But we went over this pretty extensively with our managers, Paul Bonny and Javier Vijil. And international and America, we feel confident that we will be fine with an A. Like to have an A+, feel really good about our meetings with the rating agencies and their comments. So, that’s pretty much where we stand.
<Q — Ian Gutterman — Adage Capital Advisors LLC>: Got it.
<A — Scott Carmilani — Chairman, President & Chief Executive Officer (Allied World Assurance Company Holdings, AG)>: Ian, this is Scott. I’d like to read you something from S&P’s press release that came out this morning.
<Q — Ian Gutterman — Adage Capital Advisors LLC>: Okay.

<A — Scott Carmilani — Chairman, President & Chief Executive Officer (Allied World Assurance Company Holdings, AG)>: In their second to last paragraph, it says the ratings on Transatlantic’s operating companies are unchanged.
<Q — Ian Gutterman — Adage Capital Advisors LLC>: Got it, great. Okay, then on the tax issue, I guess couple of things I want to think about. One, is there any ability to do something like an LPT on close to try to move reserves offshore faster or is it really just going to be the new business that will get the tax benefit for Transatlantic?
<A — Scott Carmilani — Chairman, President & Chief Executive Officer (Allied World Assurance Company Holdings, AG)>: There is always potential for things like that, Ian, but that’s not something we’re at liberty to discuss at this point in the game.
<Q — Ian Gutterman — Adage Capital Advisors LLC>: Okay, fair enough. And can you remind me Allied’s — how much Allied tends to cede of its U.S. business offshore today? I’m just trying to think of what a reasonable ceding percentage, if I want to try to take a guess for a model of Transatlantic?
<A — Scott Carmilani — Chairman, President & Chief Executive Officer (Allied World Assurance Company Holdings, AG)>: Round number, 70%.
<Q — Ian Gutterman — Adage Capital Advisors LLC>: 70% goes offshore, okay, great. And then — just want to make sure, I don’t have one other one before I move to the next question. Okay, great. And then just my last one, Scott, is, just strategically, I just wanted to understand a little better. I mean I understand financially why the deal works I think and for others, I would understand why the strategy works. But I guess from the past few years, it seems like AWAC strategy has been to move away from reinsurance towards insurance. And now you’re sort of undoing all that and becoming a big reinsurance company again.
And I guess I’m wondering, two or three years down the road, is it still going to look like that or is your plan that the reinsurance side sort of stays stable and all the growth comes from the insurer? I’m just trying to understand sort of what the desired insurance/reinsurance mix is longer term?
<A — Scott Carmilani — Chairman, President & Chief Executive Officer (Allied World Assurance Company Holdings, AG)>: Yes, again good question, great question. That is the secret sauce and what we’re building, what we’ve been building, the concentration of specialty insurance domestically in the United States and other places does not lose focus whatsoever. We will continue to build that, we’ll continue to grow that. We’ll continue to pursue that when and where it makes sense and by product where it makes sense as well.
I’ve been saying now for a while that I think the model of internationally for reinsurance is a better model, because you don’t need it, you don’t need the physical plant to compete against the Avivas and the Zurichs and the international companies with offices in — five offices in the U.K. and three offices in Germany and two offices in France and office in Italy and 14 offices in Asia and Australia, you can do that with hubs.
And what we do mostly on the insurance there internationally in emerging markets now is mostly wholesales and hubs. This gives us access to in a much broader bigger scale and a much stronger position and will give us the diversification. So, while we will be focusing on both things, other businesses will — that we — that I have not just mentioned won’t be going away.
So, we will still be growing reinsurance areas in specialty space and we’ll still be downplaying areas we are not 100% in love with right now, given this marketplace, and be pushing the pedal on where we do see opportunity. So we’re not going away from the insurance space just because a bigger percentage of the combined premium of the holding company now is reinsurance. In a perfect market, we’d grow them faster and be a much even split, but we are not in a perfect market and that’s a very dynamic thing that will warrant what it warrants over a two and three-year period.
<Q — Ian Gutterman — Adage Capital Advisors LLC>: Great, that’s all I had. Thank you very much.
Operator: We now have a question from Jim Agah of Millennium Partners.
<Q — James Agah — Millennium Management LLC>: Hi, good morning, guys, congratulations. Can you talk about the upfront tax treatment here for TRH shareholders? Because I don’t think — it’s not a given that it’s going to be tax free. And if it is in fact taxable, there is a couple large shareholders of TRH that probably have a fairly low basis in the stock that are going to get penalized for this?
<A — Steven Skalicky — EVP, Chief Financial Officer (Transatlantic Holdings, Inc.)>: Well, as the transaction is structured right now and as — I think as we’ve indicated in the presentation, it would be a taxable event for the TRH shareholders.
<Q — James Agah — Millennium Management LLC>: Where is that evidenced in the presentation?
<A — Steven Skalicky — EVP, Chief Financial Officer (Transatlantic Holdings, Inc.)>: I think it was on...
<Q — James Agah — Millennium Management LLC>: I didn’t see it at all.
<A — Scott Carmilani — Chairman, President & Chief Executive Officer (Allied World Assurance Company Holdings, AG)>: Think it’s in there.
<Q — James Agah — Millennium Management LLC>: So, well, regardless, it is taxable then for TRH shareholders?
<A — Scott Carmilani — Chairman, President & Chief Executive Officer (Allied World Assurance Company Holdings, AG)>: Yes.
<Q — James Agah — Millennium Management LLC>: Okay, so not speaking for Davis funds, but they own 24% of TRH. They’ve owned it for years, since AIG took TRH public, et cetera. I mean the odds of someone coming in that’s bigger, that’s going to end up owning 50% or more of the combined company, I would say, is very high here?
<A — Thomas Cholnoky — Senior Vice President-Investor Relations (Transatlantic Holdings, Inc.)>: Jim, it’s Tom Cholnoky. I can’t recall exactly when Davis built their position, but it was probably around prices that were here or even perhaps even higher. Obviously, it will be their decision as to how they may be impacted based on their cost. But at this point, we don’t believe it’s going to be significant. There could be others that will have some tax consequence, but given where the stocks been trading, we don’t think it’s going to be a huge amount.
<Q — James Agah — Millennium Management LLC>: Thanks, good to hear from you, Tommy.
<A — Thomas Cholnoky — Senior Vice President-Investor Relations (Transatlantic Holdings, Inc.)>: Thanks.
Operator: And now we have a follow-up question from Matthew Heimermann of JPMorgan.
<Q — Matthew Heimermann — JPMorgan Securities LLC>: Hi, just I guess this one is for Mike or Bob, or both, when you guys separated from AIG, one of the opportunities that you sought to take advantage of was effectively parts of the market were closed to you because you were affiliated with AIG. And I guess, obviously, in terms of the scope of Allied World’s business today isn’t on the same scale as AIG, are there any risks from a client receptivity standpoint or a treaty standpoint that being part of a primary insurance operation might cause? And I guess, primarily, I’d be thinking this might be more domestic than international in nature, but just be curious on thoughts.
<A — Robert Orlich — President, Chief Executive Officer & Director (Transatlantic Holdings, Inc.)>: Yeah, I mean I think if you look at the landscape that reinsurance companies are in now, as it stands right now, Transatlantic is one of the few that actually don’t have a primary company. I think the world at large has gotten quite used to having insurance and reinsurance in the same group family. I think the key in all of these things will be, as we’ve successfully done in Transatlantic for 30 years, is explain that we don’t share information. I mean we were a subsidiary of AIG for most of our life. And we managed to build a $4 billion book of business, which was not at all possible, if anybody thought we were providing information to AIG. So I think it’s had less — it certainly has less impact now as the whole world moves to enhancing distribution systems and the like.
<A — Michael Sapnar — EVP, Chief Operating Officer (Transatlantic Holdings, Inc.)>: And I think that while there is always a risk that there could be some fallout from that is Bob’s point is important in that most — almost everybody has an insurance arm. But for us the trade-off in this — what we’re getting in this deal was so far outweighed the what we thought was the somewhat much smaller risk of losing some premium, because the client was concerned about the fact that we had an insurance arm all the way on the other side of the shop. Don’t forget we’re going to run these as two separate brands and really two separate operations certainly here in the near-term.
<Q — Matthew Heimermann — JPMorgan Securities LLC>: All right. Thanks much.
Operator: This concludes our question-and-answer session. I would like to turn the conference back over to Tom Cholnoky for any closing remarks.